Exhibit 99.1

Cheetah Mobile Announces Proposed Delegation of Voting Rights by Kingsoft to Sheng Fu

Beijing, China, February 13, 2017 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform, today announced that Kingsoft Corporation Limited, its controlling shareholder, has entered into a voting proxy agreement dated February 12, 2017 with Sheng Fu, chief executive officer and director of Cheetah Mobile (“Mr. Fu”), delegating approximately 37.81% voting rights (based on the current share capital) of Cheetah Mobile to Mr. Fu. The effectiveness of the agreement is subject to Kingsoft’s shareholder approval and signing of a definitive agreement between Mr. Fu and Cheetah Mobile in relation to a potential transfer of Mr. Fu’s interest in certain robotics business to Cheetah Mobile (subject to approval of Cheetah Mobile’s audit committee and board of directors).

As of the date of this announcement, Kingsoft holds approximately 62.84% voting rights and 47.15% equity interest of Cheetah Mobile. Upon effectiveness of the voting proxy agreement, assuming that there has not been any other change in the shareholding structure of Cheetah Mobile, Kingsoft will hold approximately 25.03% voting rights of Cheetah Mobile.

Mr. Fu, as Cheetah Mobile’s chief executive officer, stated, “as the largest shareholder of Cheetah Mobile, Kingsoft has delegated greater authority and autonomy to Cheetah Mobile’s management team. With this agreement, we will have greater flexibility and ability to more efficiently execute our content and A.I. strategy, creating a win-win situation for our users, employees and shareholders. I am confident that with our focus, determination and everlasting entrepreneurial spirit, Cheetah Mobile will become a world-class company and create significant value for all its shareholders.”

The voting proxy agreement also provides for additional rights and obligations of Kingsoft and Mr. Fu, including, among other things, (i) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of Cheetah Mobile and Kingsoft, (ii) Mr. Fu’s obligation to use best efforts to retain the core management team of Cheetah Mobile, (iii) Kingsoft’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings, and (iv) agreement to increase the size and change the composition of Cheetah Mobile’s current nine-member board of directors, such that there will be 11 directors, including three directors from Cheetah Mobile’s management, one director designated by Kingsoft, one director designated by Tencent Holdings Limited (“Tencent”), a major beneficial shareholder of Cheetah Mobile, and six independent directors.

To the Company’s knowledge, Mr. Fu intends to separately enter into a voting proxy agreement with Tencent, pursuant to which Tencent will delegate to Mr. Fu approximately 4.5% voting rights of Cheetah Mobile (based on Cheetah Mobile’s current share capital), representing a portion of its voting right of class B ordinary shares of Cheetah Mobile, subject to (i) prohibitions on Mr. Fu from participation or investment in any businesses competing with Cheetah Mobile’s principal businesses, (ii) Mr. Fu’s obligation to use best efforts to retain the core management team of Cheetah Mobile.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company.  It aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform.

Cheetah Mobile’s products, including its popular mission-critical utility applications Clean Master, CM Security and Battery Doctor, help make users’ mobile internet experience smarter, speedier, and safer. The Company has attracted 612 million global Mobile MAUs as of September 2016, of which approximately 80% are located outside of China.  Leveraging the success of its mission-critical applications, Cheetah Mobile has launched its line of mobile content-driven applications, including News Republic and Live.me.

Cheetah Mobile provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels, which are capable of delivering targeted content to hundreds of millions of users.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements, including but not limited to management quotes, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China.  Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission.  Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: IR@cmcm.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 417-5395

Email: IR@cmcm.com